Exhibit 99.1

AuRico Gold Negotiates Receipt of C$20 Million Upfront Payment and Ongoing Royalty with Crocodile Gold

TORONTO, Dec. 22, 2014 /CNW/ - AuRico Gold Inc. (TSX: AUQ) (NYSE: AUQ), ("AuRico" or the "Company") today announced that it has entered into an agreement with Crocodile Gold providing for termination of the deferred cash payment arrangement with Crocodile Gold that was previously established in 2012 and its replacement with a revised agreement that provides both parties with a more satisfactory and mutually beneficial arrangement. Completion of the transaction is subject to final approval from the Foreign Investment Review Board ("FIRB") of Australia.

Under the terms of the previous arrangement, AuRico was entitled to receive deferred cash payments based on net free cash flow derived from the Fosterville and Stawell gold mines. Under the new agreement, Crocodile Gold will pay AuRico C$20 million in cash immediately upon closing and will grant AuRico a net smelter return ("NSR") royalty of 2% from Fosterville Gold Mine and 1% from Stawell Gold Mine.

"AuRico is pleased with the revised agreement as it immediately monetizes potential future payments by securing a significant C$20 million upfront payment while retaining potential upside through the NSR arrangement", stated Scott Perry, President and CEO of AuRico Gold.

About AuRico Gold

AuRico Gold is a leading Canadian gold producer with mines and projects in North America that have significant production growth and exploration potential.  The Company is focused on its core operations including the cornerstone Young-Davidson gold mine in northern Ontario, and the El Chanate mine in Sonora State, Mexico. AuRico's project pipeline also includes the advanced development Kemess Underground Project in northern British Columbia and the Lynn Lake Gold Camp in northern Manitoba. The Company also has other exploration opportunities in Canada and Mexico. AuRico's head office is located in Toronto, Ontario, Canada.

Cautionary Statement

This press release contains forward-looking statements and forward-looking information as defined under Canadian and U.S. securities laws.  All statements, other than statements of historical fact, are forward-looking statements. The words "expect", "believe", "anticipate", "will", "intend", "estimate", "forecast", "budget" and similar expressions identify forward-looking statements. Forward-looking statements include estimates of mineral grades, the estimated extent and timing of anticipated future exploration activity; the results of future interpretation of geological information; whether results thereof will lead to estimated reserves or resources and the timing of such estimates , information as to strategy, plans or future financial or operating performance, such as the Company's expansion plans, project timelines, production plans, projected cash flows or capital expenditures, cost estimates, projected exploration results, reserve and resource estimates and other statements that express management's expectations or estimates of future performance.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include without limitation: receiving Foreign Investment Review Board of Australia approval related to the transaction, estimates of mineral grades; the estimated extent and timing of future exploration activity and resource estimates;  the interpretation of geological information; whether exploration results will lead to establishing reserves or resources; the nature and timing of permitting work; the risk that projects will not be developed accordingly to established budgets or timelines; no material delays in the timing for completion of exploration activities,  changes in laws or regulations in Canada, Mexico and other jurisdictions in which the Company may carry on business; risks of obtaining necessary licenses, permits; authorizations or approvals for operations or projects such as Kemess; contests over title to properties; the speculative nature of mineral exploration and development; risks related to aboriginal title claims; compliance risks with respect to current and future environmental regulations; fluctuations in the price of gold and foreign exchange rates; the uncertainty of replacing depleted reserves; the risk that the Young-Davidson and El Chanate mine may not perform as planned; uncertainty of production and cost estimates; disruptions affecting operations; opportunities that may be pursued by the Company; employee relations; availability and costs of mining inputs and labor; the ability to secure capital to execute business plans; volatility of the Company's share price; any decision to declare dividends; the implementation and continued availability of the dividend reinvestment plan; the effect of future financings; litigation; risk of loss due to sabotage and civil disturbances; the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; risks arising from the absence of hedging; adequacy of internal control over financial reporting; changes in our credit rating; and the impact of inflation.

Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained herein. There is no assurance or certainty that an initial resource estimate for  Kemess East will be completed, or if completed,  is completed in early 2015. Such statements are based on a number of assumptions which may prove to be incorrect, including assumptions about: future exploration and the results of such exploration, the ability and timing to complete a resource estimate for Kemess East, the presence of and continuity of metals at  Kemess East at modeled grades,  business and economic conditions; commodity prices and the price of key inputs such as labour, fuel and electricity; credit market conditions and conditions in financial markets generally; revenue and cash flow estimates, production levels, development schedules and the associated costs; our ability to procure equipment and supplies in sufficient quantities and on a timely basis; the timing of the receipt of permits and other approvals for our projects and operations; our ability to attract and retain skilled employees and contractors for our operations; the accuracy of our reserve and resource estimates; the impact of changes in currency exchange rates on our costs and results; interest rates; taxation; and our ongoing relations with our employees and business partners.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

SOURCE AuRico Gold Inc.

%CIK: 0001078217

For further information:

please visit the AuRico Gold website at www.auricogold.com or contact:

Anne Day
Vice President, Investor Relations and Communications
AuRico Gold Inc.
1-647-260-8880

CO: AuRico Gold Inc.

CNW 06:30e 22-DEC-14